Exhibit 2.2

Amendment Agreement

                               AMENDMENT AGREEMENT

                                    to the

                       SHARE SALE AND TRANSFER AGREEMENT

                                    between

                        Schmalbach-Lubeca Holding GmbH

                               AV Packaging GmbH

                       Ball Pan-European Holdings, Inc.

                               Ball Corporation

                                      and

                        Ball (Germany) Acquisition GmbH

                            dated December 18, 2002

UR. Nr. H 3819 / 2002

                                 NOTARIAL DEED

negotiated at Dusseldorf this 18 (eighteenth) of December 2002 (two thousand and two).

Before me, the undersigned Notary Public

                              Dr. Armin Hauschild

at  Dusseldorf today appeared:

1. Dr. Harald Selzner, born June 5, 1964, attorney-at-law, German citizen, with business address at Breite Stra(beta)e 69, 40213 Dusseldorf and with private domicile at An den Buchen 5, 40629 Dusseldorf, known by person, here not acting in his own name but as representative in the name and on behalf of

                  Schmalbach-Lubeca Holding GmbH, a German limited liability company with business address at Breite Stra(beta)e 69, 40213 Dusseldorf, Germany,

                                       - hereinafter referred to as "Seller" -

         by virtue of certified power of attorney dated August 21/23, 2002 the original of which was presented to the Notary Public and a certified copy of which is attached to this Notarial Deed;

2. Dr. Marco Sustmann, born June 23, 1970, attorney-at-law, German citizen, with business address at Breite Stra(beta)e 69, 40213 Dusseldorf and with private domicile at Fasanenstra(beta)e 12, 41751 Viersen, known by person, here not acting in his own name but as representative in the name and on behalf of

                  AV Packaging GmbH, a German limited liability company with business address at Theresienstra(beta)e 1-7, 80333 Munchen, Germany,

                           - hereinafter referred to as "Seller's Guarantor" -

         by virtue of certified power of attorney dated August 21/23, 2002 the original of which was presented to the Notary Public and a certified copy of which is attached to this Notarial Deed;

3. Dr. Ingo Scholz, born May 9, 1970, attorney-at-law, German citizen, with business address at Frankfurter Welle 5/Reuterweg 18, 60322 Frankfurt, and with private domicile at Eichendorfstr. 63 A, 60320 Frankfurt, identified by his identity card no. 4012431898, here not acting in his own name but as representative in the name and on behalf of

         (a) Ball Pan-European Holdings, Inc., a Delaware incorporated company with business address at 14270 Ramona Avenue, Chino, CA 91710, United States,

                                    - hereinafter referred to as "Purchaser" -

                  by virtue of certified power of attorney dated August 26, 2002 and December 13, 2002 the original of which was presented to the Notary Public and a certified copy of which is attached to this Notarial Deed;

         (b) Ball Corporation, an Indiana incorporated company with business address at 10 Longs Peak Drive, Broomfield, CO 80021, United States,

                        - hereinafter referred to as "Purchaser's Guarantor" -

                  by virtue of certified power of attorney dated August 26, 2002 and December 13, 2002 the original of which was presented to the Notary Public and a certified copy of which is attached to this Notarial Deed;

4. Mr. John Arthur Hayes, born December 2, 1965, American citizen, with business address at Pempelforter Stra(beta)e 50, 40211 Dusseldorf and with private address 6213 Reserve Drive in Bolder, CO 80303, United States, identified by American passport no. 110761539 here not acting in his own name but as representative in the name and on behalf of

         (c) Ball (Germany) Acquisition GmbH, a German limited liability company with business address at Pempelforter Stra(beta)e 50, 40211 Dusseldorf, Germany,

                          - hereinafter referred to as "Purchaser's Nominee" -

                  as managing director with authority to represent the company solely.

The Notary Public informed the persons appeared of the contents of Section 3 (1) No. 7 of the German Notarization Act (Beurkundungsgesetz). The persons appeared confirmed that the Notary Public and his firm have not been involved in the transaction at hand within the meaning of the provision referred to above.

The persons appeared requested this Notarial Deed including its Annexes to be notarized in the English language. The Notary Public who is in sufficient command of the English language ascertained that also the persons appeared are in sufficient command of the English language.

The persons appeared, acting as stated above, requested the notarization of the following:

                                    PREAMBLE

1. WHEREAS the Seller, the Seller's Guarantor, the Purchaser and the Purchaser's Guarantor on August 29/30, 2002, entered into a share sale and transfer agreement (UR. Nr. H 2545 / 2002 Notary Public Dr. Armin Hauschild at Dusseldorf) ("Agreement").

2. WHEREAS the parties hereto intend to amend the Agreement and the notarial deed (UR. Nr. H 2544/2002 of the Notary Public Dr. Armin Hauschild at Dusseldorf) dated August 29/30, 2002 ("Notarial Deed") based on, and subject to, the terms and conditions of this agreement ("Amendment Agreement").

NOW, THEREFORE, THE PARTIES HERETO AGREE AS FOLLOWS:


                                      I.

                           REPLACEMENT OF PURCHASER

The parties hereto agree that the Purchaser's Nominee hereby joins the Agreement replacing the Purchaser by the assumption of any and all rights and obligations of the Purchaser under the Agreement and the Notarial Deed. It is acknowledged by the parties hereto, however, that nothing in this Part I shall affect or limit the liability of the Purchaser's Guarantor under the Agreement.

                                     II.

                      SALE AND TRANSFER OF COMPANY SHARES

1. On the terms set forth in the Agreement, as amended by this Amendment Agreement, the Seller hereby sells and, subject to the satisfaction or, if applicable, waiver of all conditions set forth in Part IX Sections 1 and 2 of the Agreement, transfers to the Purchaser's Nominee, who accepts such sale and transfer, the Company Shares with all dividend and dividend drawing rights (Gewinn- und Gewinnbezugsrechte) relating to the profits not yet distributed on the Closing Date and all subscription and other rights pertaining to the Company Shares.

2. The parties to this Amendment Agreement hereby agree that the provision set forth in Part I Section 4 of the Agreement shall be modified, and replaced, as follows:

                  "The parties hereby irrevocably instruct the Notary Public to notify the Company as to the sale and transfer of the Company Shares in accordance with Section 16 of the German Act on Limited Liability Companies (GmbH-Gesetz, GmbHG) subject, however, to the receipt of the parties' written confirmation by the Notary Public that all conditions set forth in Part IX Sections 1 and 2 below have been satisfied or waived. The parties hereto shall be obligated to issue such written confirmation to the Notary Public upon such satisfaction or waiver.

                  The Notary Public shall notify the Company by submitting a copy of this Notarial Deed (excluding Parts II to VIII below).

                  Notwithstanding the foregoing, the parties may directly notify the Company as to the sale and transfer of the Company Shares in accordance with Section 16 of the German Act on Limited Liability Companies (GmbH-Gesetz, GmbHG)."


                                     III.

                                   PAYMENTS

1. Any payments to the Seller under the Agreement, including but not limited to the Estimated Purchase Price and the Purchase Price, shall be made by money transfer to the Seller's account number 23369400 with Deutsche Bank in London (Swift Code: DEUTGB3L).

2. Any payments to the Purchaser's Nominee, including but not limited to any adjustments to the Estimated Purchase Price and the Purchase Price, shall be made by money transfer to a bank account to be designated by the Purchaser's Nominee by written notice to the Seller.


                                     IV.

                                CERTAIN COVENANTS

1. The parties to this Amendment Agreement hereby agree that the provisions set forth in Part II Section 4, last sentence, Part II
         Section 12, last sentence and Part II Section 16 of the Agreement shall be deleted.

2. The Purchaser's Nominee hereby undertakes to convene a shareholders' meeting of the Company on the Closing Date immediately after all conditions precedent set forth in Part IX Sections l and 2 of the Agreement have been satisfied or waived and to properly discharge all members of the supervisory board which have resigned from their positions pursuant to the provision in Part IX Section 2 lit. (c); provided, however, that such discharge shall not release any such members of the supervisory board, the Seller or the Seller's Guarantor from any actions taken by such members of the supervisory board prior to the consummation of the transfer of the Company Shares.

3.       (a)      The Seller and the Seller's Guarantor undertake to use all efforts which can be reasonably expected to procure that certain rights and obligations of Schmalbach or any other of the Matrix Sellers under the Matrix Agreement (including those under Section 5.18 and Article 9 of the Matrix
                  Agreement), shall be assigned and transferred to an Affiliate of the Seller or to a third party nominated by the Seller (it being agreed and understood that Seller and Seller's Guarantor shall have no obligation to effect any agreement which Seller and Seller's Guarantor, using reasonable discretion, deem to be adverse to the interests of Seller and Seller's Guarantor).

         (b) The Purchaser's Nominee hereby undertakes to procure that, upon request of the Seller, certain rights and obligations of Schmalbach or any other of the Matrix Sellers under the Matrix Agreement (including those under Section 5.18 and
                  Article 9 of the Matrix Agreement), shall be assigned and transferred to an Affiliate of the Seller or to a third party nominated by the Seller (it being agreed and understood that Purchaser's Nominee shall have no obligation to effect any agreement which Purchaser's Nominee, using reasonable discretion and after taking into account the indemnification obligation set forth in the following sentence, deems to be adverse to the interests of the Purchaser's Nominee and its Affiliates). All obligations and Liabilities of Schmalbach based on, or resulting from, such assignment and transfer shall be covered by the indemnification undertaking of the Seller pursuant to Part II Section 6 lit. (a) (i) of the Agreement.


                                      V.

                                 CONSIDERATION

1. The parties to this Amendment Agreement hereby agree that the provision set forth in Part III Section 1 of the Agreement shall be modified, and replaced, as follows:

                  "The entire consideration for the sale and transfer of the Company Shares and for all other obligations assumed by the Seller under this Agreement shall be (euro) 1,175,000,000 (in words: Euro one billion one hundred seventy five million) less the consolidated Net Purchase Price Adjustments (as defined below) of the BevCan Companies ("Purchase Price") subject, however, to the adjustments set forth in Sections 3 to 6 below. On the Closing Date, the Purchaser shall pay the Seller
                  (euro) 922,300,000 (in words: Euro nine hundred twenty two million three hundred thousand) ("Estimated Purchase Price").

                  For purposes of this Agreement, "Net Purchase Price Adjustments" means (x) the sum of (i) the Applicable Pension Liabilities (as defined below), (ii) the amount of Indebtedness set forth in the Final Closing Financial Statements, (iii) the ABS Liabilities set forth in the Final Closing Financial Statements and (iv) all payment obligations of the BevCan Companies under the OTIP not fully settled at or prior to the Closing Date, reduced by (y) the sum of cash and cash equivalents set forth in the Final Closing Financial Statements (except for an amount equal to USD 6,800,000 (in words: US Dollars six million eight hundred thousand).

                  "Applicable Pension Liabilities" means an amount of (euro) 251,000,000 (in words: Euro two hundred fifty one million) as mutually agreed by the parties hereto, reduced by an amount of
                  (euro) 5,200,000 (in words: Euro five million two hundred thousand) representing Pension Liabilities relating to former employees of Impress.

                  For purposes of calculating the Net Purchase Price Adjustments, all payment claims of the BevCan Companies against the Seller or any of its Affiliates (other than the BevCan Companies, but including, without limitation, the Affiliates acquired from the BevCan Companies under Part II
                  Section 6 of the Agreement) arising out of transactions entered into in the ordinary course of business of the BevCan Companies consistent with past practices not fully settled at or prior to the Closing Date (as defined in the Agreement) shall be deemed to be "cash or cash equivalents" as of the Closing Date and all payment claims of the Seller and its Affiliates (other than the BevCan Companies, but including, without limitation, the Affiliates acquired from the BevCan Companies under Part II Section 6 of the Agreement) against the BevCan Companies arising out of transactions entered into in the ordinary course of business of the BevCan Companies consistent with past practices not fully settled at or prior to the Closing Date shall be deemed to be "Indebtedness" as of the Closing Date. The parties are in agreement that such payment claims shall be settled in the ordinary course consistent with past practices, but in no event later than ten Business Days (as defined in the Agreement) after the submission of the Final Closing Financial Statements (it being agreed and understood by the parties that, notwithstanding the foregoing, any payment claims not settled at the latest ten Business Days after the submission of the Final Closing Financial Statements shall not be deemed "cash or cash equivalents" or "Indebtedness", as applicable, for the purposes of calculating the Net Purchase Price Adjustments, and any such payment claims shall be waived and cease to exist, except for those payment claims resulting from, or connected with, E.ON AG or Allianz AG or any of their respective Affiliates (other than the Seller or the Seller's Guarantor)).

2. The parties to this Amendment Agreement agree that both, the cash amount of (euro) 130,768,000 and any other amounts withheld by the Company in connection with the Company Distributions for withholding tax purposes (Kapitalertragsteuer, Solidaritatszuschlag), as well as the Company's undertaking to transfer such amounts to the competent tax authorities shall not be considered "cash and cash equivalents" or "Indebtedness" for purposes of, and shall have no effect on, the Net Purchase Price Adjustments under the Agreement.


                                     VI.

                               DISCLOSURE UPDATE

The parties to this Amendment Agreement hereby agree on, and acknowledge, the Disclosure Update (as defined in the Agreement) attached hereto as Annex 1.


                                     VII.

                               DIRECT PURCHASES

1. The parties to this Amendment Agreement hereby agree that the undertakings to effect the Direct Purchases set forth in Section 1 and 2 of Annex 4 to the Agreement shall be limited to the execution of the share sale and transfer agreement relating to the disposal of 100% of the equity of Continental Can France S.A.S. ("CCF"), a draft of which is attached as Annex 2 hereto.

2. The execution of the Direct Purchases set forth in Section 1 above shall occur prior to, or on, the Closing Date and shall have no effect on the representations and warranties or any other rights, claims, liabilities and obligations of the parties under the Agreement and this Amendment Agreement. In furtherance of the foregoing, the parties hereto further agree that:

         (a) The terms "BevCan Subsidiaries" and "BevCan Companies" in the Agreement shall include all subsidiaries set forth on pages 1 to 3 of Annex 1 to the Agreement regardless of whether such subsidiaries have been transferred to any direct or indirect subsidiary of the Purchaser's Guarantor prior to the consummation of the sale and transfer of the Company Shares; and

         (b) following the consummation of the Direct Purchases set forth in Section 1 above, any and all provisions of the Agreement shall be applied as if no Direct Purchases were consummated prior to the consummation of the sale and transfer of the Company Shares.

3. The parties agree that, if the consummation of the transfer of the Company Shares does not occur prior to 11:30 p.m. (Central European
         Time) on Thursday, December 19, 2002 (the "Closing Deadline"), the Seller and the Purchaser's Guarantor shall provide a written notification to (i) Ball (France) Holdings, S.A.S., a corporation incorporated under the laws of the Republic of France and an indirect subsidiary of Purchaser's Guarantor and (ii) the Company, in each case by no later than 5 p.m. (Central European Time) on Friday, December 20, 2002 that the consummation of the sale and transfer of the Company Shares has not occurred.

4. The Seller and the Seller's Guarantor undertake to indemnify the Purchaser's Nominee, the Purchaser's Guarantor and each of their Affiliates from any and all Tax Liabilities resulting from a notification issued by the Seller that the consummation of the transfer of the Company Shares did not occur prior to the Closing Deadline, although the consummation of the transfer of the Company Shares did actually occur prior to the Closing Deadline, including, without limitation, any Tax Liabilities relating to income which the Purchaser's Guarantor or any of its Affiliates may have been able to deduct for any reason (including, without limitation, as a result of interest deductions arising from any intragroup indebtedness among any Affiliates of Purchaser's Guarantor) if the Purchaser's Guarantor or one of its Affiliates had acquired CCF from the Company prior to the consummation of the transfer of the Company Shares.

         The Purchaser's Nominee and the Purchaser's Guarantor shall indemnify and hold the Seller, the Seller's Guarantor and their Affiliates fully and in good time harmless from all obligations and Liabilities, accrued or contingent, based on or resulting from Purchaser's Guarantor's failure to issue a notification pursuant to Section 3 above, although the consummation of transfer of the Company Shares did not occur prior to the Closing Deadline.

         The Seller and the Seller's Guarantor shall indemnify and hold the Purchaser's Nominee, the Purchaser's Guarantor and their Affiliates fully and in good time harmless from all obligations and Liabilities, accrued or contingent, based on or resulting from Seller's failure to issue a notification pursuant to Section 3 above, although the consummation of transfer of the Company Shares did not occur prior to the Closing Deadline.


                                    VIII.

                                    CLOSING

The parties to this Amendment Agreement hereby agree that the provision set forth in Part IX Section 1 of the Agreement shall be modified, and replaced, as follows:

         "The transfer of the Company Shares pursuant to Part I Section 1 above is subject to the satisfaction or, in case of lit. (c) and (f) below, waiver of the following conditions precedent (aufschiebende Bedingungen):

         (a) completion of all merger control proceedings in Germany and Poland without interdiction of any transaction contemplated by this Agreement, be it by lapse of time or written confirmation to that effect;

         (b)      [intentionally omitted];

         (c)      completion of the Asset Transfer as set forth in Part II
                  Section 6 lit. (i) above;

         (d)      completion of the Squeeze-Out as set forth in Part II
                  Section 9 above;

         (e) completion of the Conversion as set forth in Part II Section 10 above by registration of the conversion resolution with the competent commercial register;

         (f) completion of the Company Distributions as set forth in Part II Section 12 above and receipt of all distributed amounts by the Seller;

         (g) receipt of the Estimated Purchase Price by the Seller as set forth in Part III Section 7 lit. (a) above; and

         (h) if required under the Company's articles of association, the shareholders' meeting of the Company and the Company have consented to the sale and transfer of the Company Shares."


                                     IX.

                                 MISCELLANEOUS

1. The fees for the notarization of this Amendment Agreement shall be split in half between the Seller and the Purchaser's Nominee. Apart therefrom, each party hereto shall bear its own costs and taxes and the costs of its advisors.

2. The Agreement, as amended by this Amendment Agreement, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed. Nothing in this Amendment Agreement shall waive or be deemed to waive or modify (except as set forth herein) any rights or obligations of any of the parties under the Agreement.

3. If a provision of this Amendment Agreement should be or become invalid or not contain a necessary regulation, the validity of the other provisions of this Amendment Agreement shall not be affected thereby. The invalid provision shall be replaced and the gap be filled by a legally valid arrangement which corresponds as closely as possible to the intention of the parties or what would have been the intention of the parties according to the aim and purpose of this Amendment Agreement if they had recognized the gap.

4. This Amendment Agreement shall be governed by the laws of the Federal Republic of Germany. Any dispute among the parties with respect to the terms of this Amendment Agreement will be settled in accordance with the arbitration clause provided in Part X Section 8 of the Agreement. In order to facilitate the comprehensive resolution of disputes between the parties under the Agreement and this Amendment Agreement, any claims between any of the parties to this Amendment Agreement and any claims between any of the parties to the Agreement may be brought in a single arbitration.

5. None of the parties hereto shall make, or cause to be made, except as maybe otherwise required by law, any disclosure or announcement in respect of this Amendment Agreement, its contents or any of the transactions contemplated thereby to any third party in the business community, without the prior written consent of the other party.

6. This Amendment Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but this Amendment Agreement may not be assigned by any party without the written consent of the other parties; provided, however, that this is not intended to restrict the Direct Purchases.

7. The inclusion of any word or phrase in this Amendment Agreement in the German language shall not be deemed to place any limitations on the concept or item discussed therein.

8. Capitalized terms in this Amendment Agreement shall have the same meaning as defined in the Agreement if not expressly stated otherwise.

This deed, these parts of its Annex 1 which are reflected in a marked-up version and additionally initialled "H" as well as Annex 2 were read to the individuals present by the notary. The remaining parts of the Annexes are attached for identification purposes only.

Thereafter the individuals present approved this deed including its Annexes and signed this deed with me, the notary, as follows:

/s/  Harald Selzner

/s/  Marco Sustmann

/s/  Ingo Scholz

/s/  John A. Hayes

/s/  Armin Hauschild, Notary